FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report to Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number:  0-31212

Metal Storm Limited
(Translation of registrant’s name into English)

Level 34 Central Plaza One
345 Queen Street
Brisbane, QLD 4000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒        Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)(7):    ☐

Note:  Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐        No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED
(Registrant)

By:    /S/    SYLVIE MOSER-SAVAGE
Name: Sylvie Moser-Savage
Title: Company Secretary

Date: January 20, 2003

* Print the name and title of the signing officer under his Signature.

Company Contact:	Investor Contact:	Media Contact:
Charles Vehlow, CCO	Jody Burfening	Michael Hopkins
Metal Storm, Inc.	Lippert/Heilshorn & Assoc.	Lippert/Heilshorn & Assoc.
TEL: 703-248-8218	TEL: 212-838-3777	TEL: 212-838-3777
ms@metalstorm.com	jks@lhai.com	mhopkins@lhai.com

ARMY RESEARCH OFFICE SELECTS METAL STORM TECHNOLOGY FOR U.S.  DEPARTMENT OF DEFENSE SMALL BUSINESS INNOVATION RESEARCH  PROJECT

Project Represents Third Small Business Innovation Research Program for
Metal Storm

ARLINGTON VA, 16 December, 2002:    Metal Storm Limited (NASDAQ ticker symbol: MTSX and ASX Code: MST), announced today that the U.S. Army Research Office (ARO) has made a Small Business Innovation Research (SBIR) Phase 1 award to Metal Storm’s partner, Schappell Automation Corporation, Inc. For Metal Storm, this award marks the third SBIR program success in the current round of awards. The basis for the awards is to employ the company’s technology as the ballistic component of US Department of Defense systems.

The primary objective of this SBIR program is to develop the capability of Metal Storm’s electronic ballistic technology to deliver special projectiles from a Metal Storm pod-system. The system has several options including mounting on robotic vehicles or as a hand held weapon. More and more, US and allied forces are finding themselves in situations other than wartime conflict, such as peacekeeping operations, homeland security or other anti-terrorist operations. These forces need a capability that will reduce or eliminate this new threat but in a manner that limits injury when used as a first warning; prior to having to apply lethal force. Special Metal Storm projectiles will be developed in conjunction with the unique Metal Storm weapons delivery system to provide this less-than-deadly force capability.

Mike O’Dwyer, Metal Storm’s Chief Executive Officer and President said, “In the last six weeks Metal Storm has received three SBIR contract awards for different applications of its technology. The previously announced Missile Defense Agency awards include development of a capability for a new defense system against land and space-launched missile attack. This new ARO award takes advantage of Metal Storm technology in a quite unique manner compared to previous Metal Storm technology applications. For example, this product can be mounted on a robot to deliver special projectiles for use by US and allied forces in current style military operations associated with less than all out conflict.”

“As US and allied forces are asked to respond to these new and challenging situations around the world with varying degrees of force, Metal Storm technology can address these requirements. That’s very good for our future business as we move this identified defense requirement from a technology concept and position it for commercial production.”

Schappell Automation Corporation (SAC) has extensive experience in robotics and automated weapon systems. The company has been responsible for a series of remotely controlled and autonomous land vehicle programs including the design, building and testing of DARPA’s Autonomous Land Vehicle as well as a number of other key programs.

The Department of Defense (DoD) SBIR program funds early stage R&D projects which serve defense needs and have the potential for commercialization in private sector or military markets. SBIR proposals pass through three phases. Phase I is a six-month commercial feasibility concept stage. Success at this level can lead to an invitation to participate in a Phase II award of up to $750,000 over two years to develop the proposal to prototype stage. Phase III requires private sector funding to take the technology to commercialization. In addition, the SBIR program provides for private funding into Phase II which can fast-track approvals and attracts up to 4 DoD dollars for every 1 dollar private contribution, thereby leveraging private sector investment.

www:metalstorm.com

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About Army Research Office: www.aro.army.mil/arowash/rt/sbir/phase1_2.htm

About SBIRs: www.Acq.osd.mil/sadbu/sbir

About SAC:
SAC have extensive experience in dealing with unique weapons systems. This dates back to early shipboard AAA weapons systems, DARPA’s Smart Weapons Program, and currently, applications of the Metal Storm technology as a result of joint activities with DARPA, SAIC and Metal Storm, Inc. SAC have also developed robotic vehicles as potential weapons platforms. SAC personnel have also been responsible for the development of targeting systems, weapons stabilization platforms, area correlation systems, as well as target ranging and imaging systems for reconnaissance and target acquisition and tracking.

About Metal Storm:
Metal Storm Limited is a research and development company based in Brisbane, Australia. The Company is capturing attention from defense organizations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has approximately US$50 million in research and development funding in place to develop its technology from leading government defense-related agencies in Australia and the United States. Additionally, the company is well positioned to support the US government’s more urgent homeland defense needs. Recently, the US Department of Defense has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Metal Storm Limited

ABN

99 064 270 006

We (the entity) give ASX the following information.

Part 1—All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued	(1) Ordinary Shares (2) Unlisted options

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued	(1) 9,544 ordinary shares (2) 47,915 unlisted options

  3   Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

(1)   9,544 issued pursuant to the exercise of listed options granted pursuant to a prospectus issued on 23 August 2002.
(2)   16,665 unlisted options to acquire 16,665 fully paid ordinary shares at an exercise price of A$0.556 expiring 28th October, 2005
(3)   31,250 unlisted options to acquire 31,250 fully paid ordinary shares at an exercise price of A$1.162 expiring on 8th October, 2005

+ See chapter 19 for defined terms.

11/3/2002
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Appendix 3B
New issue announcement

  4   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

       If the additional securities do not rank equally, please state:
       •   the date from which they do
       •   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
       •   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
(1) Yes (2) Yes (3) Yes

5 Issue price or consideration
(1)   9,544 issued pursuant to the exercise of listed options granted pursuant to a prospectus issued on 23 August 2002 at an exercise price of $0.65 per share.
(2)   16,665 options issued pursuant to a consultancy agreement in part payment for services rendered. No additional consideration.
(3)   31,250 options issued pursuant to a contract of employment. No additional consideration.

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)
(1)   9,544 issued pursuant a prospectus issued on 23 August 2002. Working capital.
(2)   16,665 options issued pursuant to a consultancy agreement in part payment for services rendered.
(3)   31,250 options issued pursuant to a contract of employment. No additional consideration.

7 Dates of entering +securities into uncertificated holdings or despatch of certificates	6th December 2002

	Number	+Class

8 Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	438,879,248 36,802,247	Ordinary shares Listed options exp 6 Sep 2004

+ See chapter 19 for defined terms.

11/3/2002
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Appendix 3B
New issue announcement

	Number	+Class

9 Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	7,174,165	Unlisted options exercisable at various prices and on various expiry dates

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

11/3/2002
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Appendix 3B
New issue announcement

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

+ See chapter 19 for defined terms.

11/3/2002
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Appendix 3B
New issue announcement

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3—Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities (tick one)

(a) Ö Securities described in Part 1

(b)   ☐  All other securities
              Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36  ☐   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1–1,000
1,001–5,000
5,001–10,000
10,001–100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

11/3/2002
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Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

       If the additional securities do not rank equally, please state:
       •   the date from which they do
       •   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
       •   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

	Number	+Class

42 Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

+ See chapter 19 for defined terms.

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Appendix 3B
New issue announcement

All entities

Fees

43	Payment method (tick one)

	☐	Cheque attached

	☐	Electronic payment made Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☐	Periodic payment as agreed with the home branch has been arranged Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

11/3/2002
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Appendix 3B
New issue announcement

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:    /s/    Peter Ronald Wetzig                                                                                      Date: 6th December 2002
    (Director/Company secretary)

Print name:    Peter Ronald Wetzig

== == == == ==

+ See chapter 19 for defined terms.

11/3/2002
Appendix 3B Page 8

METAL STORM LIMITED
ACN 064 270 006

CONSENT TO ACT AS SECRETARY

I, Sylvie Moser-Savage of 78 Butterfield Street, Herston in the State of Queensland, hereby consent to act as Secretary of Metal Storm Limited (hereinafter called “the company”). In so consenting I declare that I am not disqualified from so acting by reason of being an undischarged bankrupt or having been found guilty of an offence against the Corporations Act or any other law or regulation of a State, Territory or the Commonwealth of Australia or under the Sarbanes-Oxley Act in the United States of America that would prohibit me from acting in this capacity.

I also declare that I do not hold positions on, and/or I am not involved in any way with, companies, associations or other organisations that would cause a conflict of my fiduciary, statutory or other duty to the company. Other directorships or positions held by me are as follows:

I provide the following perosnal information in accordance with the Corporations Act:

Full Name:	Sylvie Moser-Savage
Address:	78 Butterfield Street, Herston, Qld 4006
Date of Birth:	12 day of August, 1964
Place of Birth:	Paris, Country France
Occupation:	Financial Controller

SYLVIE MOSER-SAVAGE
Signed:                                                                                                          Date: 16/12/2002